SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: September 4, 2003

                             Koninklijke Ahold N.V.
                ------------------------------------------------
               (Exact name of registrant as specified in charter)


                                   Royal Ahold
                ------------------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
                                 ---------------
                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 31-75-659-9111
                                                      ----------------

                                     0-18898
                            ------------------------
                            (Commission File Number)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On September 3, 2003, Albert Heijn B.V. ("Albert Heijn"), a wholly-owned subsidiary of Koninklijke Ahold N.V. (the "Company"), issued a press release announcing job reductions at Albert Heijn. A copy of the press release is attached hereto as Exhibit 1.

         On September 4, 2003, Koninklijke Ahold N.V. issued a press release announcing that the Company's shareholders approved the appointment of Anders Moberg and Hannu Ryopponen to the Corporate Executive Board of the Company. A copy of the press release is attached hereto as Exhibit 2.

         This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

         Certain statements in the attached press release are "forward-looking statements" within the meaning of U.S. federal securities laws. The Company intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements as to the expected implementation of efficiency measures at Albert Heijn, statements as to the expected amount, timing, means and areas of job reductions at Albert Heijn and expectations as to the impact of efficiency measures. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the effect of efficiency measures on Albert Heijn's operational efficiency and commercial and financial condition, the amount, timing and effect of natural attrition at Albert Heijn, the ability of Albert Heijn to successfully implement efficiency measures, the effect of general economic conditions and changes, increases in competition and changes in marketing methods used by competitors, the potential adverse impact of the announcements in this press release on Albert Heijn's results of operations and liquidity, and other factors discussed in the Company's public filings. Many of these factors are beyond the Company's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of certain of these and other risks and factors, see the Company's Annual Report on Form 20-F for its most recent fiscal year. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       KONINKLIJKE AHOLD N.V.


Date:    September 5, 2003            By:  /s/ D.G. Eustace
                                          ---------------------------------
                                       Name:  D.G. Eustace
                                       Title: Executive Vice President and CFO

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibit           Description
-------           -----------

   1. Albert Heijn press release, dated September 3, 2003, announcing job reductions at Albert Heijn

   2. Ahold press release, dated September 4, 2003, announcing that the Company's shareholders approved the appointment of Anders Moberg and Hannu Ryopponen to the Corporate Executive Board of the Company